SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02056449

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 8/1/02

For the month of AUGUST, ~~19~~ 2002.

FILTRONIC PLC
(Translation of Registrant's Name Into English)

THE WATERFRONT, SALTS MILL RD., SALTAIRE, SHIPLEY BD18 3TT, UK
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FILTRONIC PLC
(Registrant)

Date August 29th, 2002 By Fiona Pick
(Signature)[1]

SOLICITOR

[1]Print the name and title of the signing officer under his signature.

Full Text Announcement

Company	Filtronic PLC
TIDM	FTC
Headline	Additional Listing
Released	16:03 28 Aug 2002
Number	4766A

Filtronic plc.

Pursuant to the termination and release and Stock Subscription Agreements signed on the acquisition of Filtronic Sigtek, Inc on 22 August 2000 under which certain employees of Filtronic Sigtek, Inc are entitled to shares on the first four anniversaries of the acquisition, 213,061 Ordinary shares of 10p each were issued on 22 August 2002.

Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

END

Full Text Announcement

Company	Filtronic PLC
TIDM	FTC
Headline	Holding(s) in Company
Released	09:59 23 Aug 2002
Number	3247A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc

2. Name of shareholder having a major interest

Fidelity International Limited and certain of its subsidiary companies, also comprising the notifiable interest of Mr Edward C Johnson 3rd, principal shareholder of Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

63,800

8. Percentage of issued class

0.086%

9. Class of security

Ordinary shares

10. Date of transaction

Notification was dated 19 August 2002

11. Date company informed

22 August 2002

12. Total holding following this notification

9,627,633

13. Total percentage holding of issued class following this notification

12.99%

14. Any additional information

15. Name of contact and telephone number for queries

Fiona Pick +44 1274 231166

16. Name and signature of authorised company official responsible for making this notification

Date of notification

22 August 2002

Filtronic plc
Schedule to Schedule 10 22.08.02 – FIL

Registered Holder	Shares Held
Chase Nominees Ltd	5,470,230
Chase Manhatten Bank London	700,000
Nortrust Nominees Ltd	687,180
Bankers Trust	885,566
MSS Nominees Ltd	63,800
BT Globenet Nominees Ltd	188,250
RBS Trust Bank	859,026

Citibank	59,850
Bank of New York London	174,851
Northern Trust	216,190
HSBC	218,390
Deutche Bank	38,200
Mellon Nominees Ltd	66,100
TOTAL	9,627,633

END

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